UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35109

Qihoo 360 Technology Co. Ltd.

3/F, Building #2, 6 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People’s Republic of China

(86-10) 5878-1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

By:	/s/ Jue Yao
Name:	Jue Yao
Title:	Chief Financial Officer

Date: March 30, 2016

Exhibit Index

Exhibit No.	Description
99.1	Press Release